UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on June 11, 2009 announcing signing of memorandum of agreement to purchase panama drybulk carrier expanding its fleet to 17 vessels.

Exhibit 1

Euroseas Ltd. Announces Signing of Memorandum of Agreement to Purchase Panamax Drybulk Carrier Expanding its Fleet to 17 Vessels.

Maroussi, Athens, Greece – June 11, 2009 - Euroseas Ltd. (NASDAQ:ESEA), owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today, that it signed a memorandum of agreement to purchase  a Panamax  drybulk carrier of 74,020 dwt, built in 2000 in Japan, for approximately $27.5 million.  The vessel comes with a time charter back to the seller until January 2010 at a gross daily rate of $25,200 per day and is expected to be delivered to the Company between July 1, 2009 and August 5, 2009.

Following the delivery of the vessel, approximately 74% of Euroseas’ total fleet days remaining in 2009 and approximately 40% in 2010 will be fixed under time charters, FFA contracts, already concluded spot charters, or otherwise protected from market fluctuations.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are delighted to announce the acquisition of a 9-year old Japanese built Panamax drybulk carrier as part of our fleet expansion program. The accompanying  time charter until January 2010 to a solid counterparty improves and provides  further visibility to our 2009 earnings.

During  2008, we avoided investing in the drybulk market, acquiring only one containership with a 3-year charter. However, the drop in vessel prices at the end of last year has made fleet renewal and expansion economically attractive again. The current purchase marks our third dry bulk acquisition during this year for approximately the same total cost as it would have cost us to buy just one such vessel before September 2008.  As with the previous two acquisitions, we believe that we will be able to finance about 50% of the acquisition price with bank debt.

While we maintain our cautious short term outlook for both the drybulk and container markets due to the high vessel orderbooks and the uncertain global economy we are evaluating signs of a possible market recovery in both sectors which have been demonstrated by improved drybulk earnings and a reduction in the number of containerships laid-up. We are confident that the strength of our balance sheet and the low cost structure of our operations will enable us to navigate through this challenging period and grow the fleet further at attractive low prices.”

Fleet Profile:

Euroseas Ltd. fleet profile after taking delivery of the newly acquired panamax dry bulk carrier will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
Panamax Bulker (to be renamed)	Panamax	74,020		2000	TC ‘til Jan-10	$25,200
ELENI P	Panamax	72,119		1997	TC ‘ til May-10	$15,350
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-10	$12,350
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
GREGOS	Handysize	38,691		1984	Spot
Total Dry Bulk Vessels	6	370,499

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Mar-10	$7,500
ARTEMIS	Intermediate	29,693	2,098	1987	Laid-up
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Oct-09 ‘til Oct-10 (owner’s option)	$12,000 $10,000 (owner’s option)
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-10	$8,060
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Dec-09 (6-month option ‘til Jun-10)	$4,100 ‘til Jun-09 $3,850 ‘til Dec-09
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	17	666,754	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

(**) “Monica P” is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas` operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier, 1 handysize drybulk carrier, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 4 drybulk carriers have a total cargo capacity of 296,479 dwt, its 10 container ships have a cargo capacity of 17,787 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

The Company has also entered into an agreement to acquire an additional Panamax drybulk carrier, to be delivered in March 2009, thereby expanding its total fleet to 16 vessels.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as expects, intends, plans, believes, anticipates, hopes, estimates, and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  June 11, 2009

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President